UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

UNIONBANCAL CORPORATION

(Name of Subject Company)

UNIONBANCAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Richard D. Farman

Chairman of the Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, California 94104-1302

(415) 765-2969

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements certain portions of the Solicitation/Recommendation Statement on Schedule 14D-9 of UnionBanCal Corporation, a Delaware corporation (the “Company” or “UnionBanCal”), originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008, and as amended by Amendment No. 1 thereto filed with the SEC on September 19, 2008 (as amended, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), to purchase all of the outstanding shares of Common Stock, other than those shares of Common Stock held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, at a price of $73.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008, filed as an exhibit to the Schedule TO filed by BTMU with the SEC on August 29, 2008 (the “Schedule TO”), as amended by Amendment No. 1 thereto filed with the SEC on September 19, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The subsection of this Item entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Interests of the Company’s Executive Officers and Directors – Executive Compensation, Employment Matters and Employment Agreements – Amount of Potential Severance Benefits” is hereby amended and restated to correct certain computational errors in the “Total” column of the table therein as follows:

Amount of Potential Severance Benefits. The following table sets forth, for each of the Company’s executive officers, the approximate amounts that would be payable to them upon a qualifying termination of employment under the Separation Pay Plan or, in the cases of Messrs. Matson, Flynn and Wennes, under their employment agreements, determined as if the termination of employment had occurred as of August 15, 2008, and in respect of compensation and benefit levels at that time (taking into account the amendments to the Company’s supplemental executive retirement plans described below):

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Employee Name	Severance Benefit	Prorated 2008 Bonus	Ret. Plan Benefit	Supplemental Plan Benefit	Car Allowance	Financial Counseling	Health Benefits	Outplacement	Total
Grant K. Ahearn	$1,166,667	$140,000	$506,000	$1,686,000	$24,000	$45,011	$27,379	$20,000	$3,615,057
JoAnn M. Bourne	$1,103,333	$159,688	$1,318,000	$2,588,000	$24,000	$45,011	$27,379	$20,000	$5,285,411
Bruce C. Cabral	$983,333	$144,375	$1,282,000	$1,984,000	$24,000	$45,011	$27,379	$20,000	$4,510,098
John C. Erickson	$1,313,333	$183,750	$426,000	$1,673,000	$26,400	$45,011	$27,379	$20,000	$3,714,873
Paul E. Fearer	$973,333	$144,375	$936,000	$1,285,000	$24,000	$45,011	$27,379	$20,000	$3,455,098
Philip B. Flynn	$2,426,667	$437,500	$591,000	$5,404,000	$26,400	$45,011	$27,379	$20,000	$8,977,957
Morris W. Hirsch	$859,267	$140,000	$304,000	$641,000	$24,000	$45,011	$27,379	$20,000	$2,060,657
David I. Matson	$1,586,667	$250,000	$1,356,000	$3,972,000	$26,400	$45,011	$27,379	$20,000	$7,283,457
J. Michael Stedman	$860,000	$129,063	$228,000	$519,000	$24,000	$45,011	$27,379	$20,000	$1,852,453
Timothy Wennes	$1,000,000	NA (1)	—	—	$24,000	$45,011	$27,379	$20,000	$1,116,390
Johannes Worsoe	$1,176,667	$157,500	$110,000	$376,000	$24,000	$45,011	$27,379	$20,000	$1,936,557
James Yee	$1,273,333	$183,750	$184,000	$659,000	$24,000	$45,011	$27,379	$20,000	$2,416,473

(1)	Mr. Wennes joined the Company in July 2008 and accordingly does not have a bonus history with the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNIONBANCAL CORPORATION

By:	/s/ Richard D. Farman
Name:	Richard D. Farman
Title:	Chairman of the Special Committee of the Board of Directors

Dated: September 24, 2008

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